Mail Stop 4561

July 22, 2009

Ms. Dee Dee Lowry
Chief Financial Officer
The First Bancshares, Inc.
6480 U.S. Hwy. 98 West
Hattiesburg, MS 39402

>   **Re: The First Bancshares, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **File No. 000-22507**

Dear Ms. Lowry:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Amit Pande
Accounting Branch Chief